EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                       NOTICE OF A SPECIAL GENERAL MEETING

Notice is hereby given that a Special General Meeting of the Industrial Development Bank of Israel Ltd. (hereinafter:"the Bank") will take place at the Bank's new offices at 12 Yad Harutsim Street, Tel Aviv, on Thursday, September 3, 2009 at 11:00 A.M.

AGENDA AND PROPOSED RESOLUTIONS

1. APPPOINTMENT OF DR. SHLOMIT ZUTA AS AN OUTSIDE DIRECTOR OF THE BANK FOR A 3 YEAR PERIOD.

     In its resolution on July 28, 2009, the Board of Directors of the Bank assessed that Dr. Shlomit Zuta has accounting and financial expertise, as set forth in Section 240 (1A) (1) of the Companies Law - 1999 (hereinafter:
     "THE COMPANIES LAW").

RESOLUTION:

To appoint Dr. Shlomit Zuta as an Outside Director of the Industrial Development Bank of Israel Ltd. for a three year period, pursuant to the Companies Law - 1999.

2. APPOINTMENT OF MR. AARON HILDESHEIMER AS AN OUTSIDE DIRECTOR OF THE BANK FOR AN ADDITIONAL 3 YEAR PERIOD.

     Mr. Aaron Hildersheimer's first term as an Outside Director of the Bank ended on March 22, 2009.

     Section 239(d) of the Companies Law stipulates that in a company that at the time of the appointment of an Outside Director has all of the members of its board of directors of the same gender, then the appointed Outside Director shall be of the other gender. Today all of the Bank's Directors are male, therefore the resolution regarding the appointment of Mr. A. Hildesheimer will be put to vote only after and subject to the resolution to appoint Dr. Shlomit Zuta, as set forth in Paragraph 1 above.

     At its meeting on February 25, 2009, the Board of Directors of the Bank assessed that Mr. Aaron Hildesheimer has accounting and financial expertise, as set forth in Section 240 (1A) (1) of the Companies Law.

RESOLUTION:

To appoint Mr. Aaron Hildesheimer as an Outside Director of the Industrial Development Bank of Israel Ltd. for an additional three year period, pursuant to the Companies Law - 1999.

THE DETERMINING DATE

The date for determining the right to vote at the Special General Meeting is August 4, 2009 (hereinafter- "the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date.

THE LEGAL QUORUM

The legal quorum required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

MAJORITY REQUIRED

The majority required to adopt the resolutions set out in Paragraphs 1 and 2 of the above Agenda (appointment of Outside Directors) is a simple majority, provided that one of the following conditions occurs:

     1. the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who are not controlling shareholders of the Bank or their proxies, who participate in the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders);.

     2. the total of opposing votes from among the shareholders said in paragraph 1) does not exceed 1% of all the voting rights in the Bank.

VOTING BY BALLOT:

     a. A shareholder may vote on Paragraphs 1 and 2 on the above Agenda ALSO by way of a written ballot, as explained as follows.

     b. The websites where the written ballots and the position papers, as defined in Section 88 of the Companies Law - 1999 are as follows: the website of the Israel Securities Authority: www.magna.isa.gov.il (hereinafter-"THE WEBSITE") and the website of the Tel Aviv Stock Exchange Ltd.: www.tase.co.il.

     c. Voting by written ballot shall be done on the second part of the written ballot, as published on the website.

     d. A shareholder may request the text of the written ballot and position papers directly from the bank.

     e. A member of the stock exchange shall send, at no charge, by e-mail a link to the text of the written ballot of the Bank and the position papers, on the website, to every Non-Registered Shareholder whose shares are listed with that member of the stock exchange, unless the shareholder gave notice that he is not so interested, or that he is interested in receiving ballots by mail for a fee. A notice regarding receiving ballots shall also apply to receiving position papers.

     f. A Non-Registered Shareholder is entitled to receive Confirmation of Ownership from the member of the stock exchange with whom he holds his shares, at the branch of the member of the stock exchange or by mail to his address for the cost of the mailing only, if he so requested. Such a request shall be given in advance for a specific securities account.

     g. The written ballot must be delivered to the Bank or be sent to it by registered mail, together with the Confirmation of Ownership (if the ballot belongs to an Non-Registered Shareholder), or together with a copy of an identity card, passport or incorporation certificate (if the ballot belongs to a shareholder registered in the Bank's shareholder registrar), so that the written ballot together with the attached documents shall arrive at the Bank's offices no later than 72 hours prior to the convening of the meeting (THE BANK WILL BE MOVING TO ITS NEW OFFICES AT 12 YAD HARUTSIM STREET, TEL AVIV, ON AUGUST 23, 3009. IN ANY EVENT, MAIL SHOULD BE SENT TO THE CURRENT ADDRESS: 82 MENAHEM BEGIN ROAD, TEL AVIV).

     h. The final date to present position papers to the Bank is up to 10 days after the Determining Date, meaning August 14, 2009.

     i.   The Bank does not carry out voting by way of the internet.

VOTING BY PROXY:

A shareholder may appoint a proxy to be present and to vote in his place. A proxy form or power of attorney by which the appointment is made, or copies of such that are certified by a notary, must be deposited in the offices of the Bank at least 48 hours prior to the meeting (THE BANK WILL BE MOVING TO ITS NEW OFFICES AT 12 YAD HARUTSIM STREET, TEL AVIV, ON AUGUST 23, 3009. IN ANY EVENT, MAIL SHOULD BE SENT TO THE CURRENT ADDRESS: 82 MENAHEM BEGIN ROAD, TEL AVIV).

Pursuant to Section 241 (b) of the Companies Law, the declarations of the candidates for appointment as Outside Directors, that they fulfill the required conditions for appoinment as outside directors, are kept at the Bank's registered offices.

The above declarations may be reviewed on business days, except Fridays, between the hours 09:00-15:00, BEGINNING ON AUGUST 2, 2009 UNTIL AUGUST 20, 2009 AT THE BANK'S REGISTERED OFFICES AT 82 MENACHEM BEGIN ROAD, TEL AVIV, AND FROM AUGUST 23, 2009 UNTIL THE DATE OF THE MEETING AT THE BANK'S NEW REGISTERED OFFICES, AT 12 YAD HARUTSIM STREET, TEL AVIV, by prior phone-appointment with the Secretary of the Bank, Adv. Natan Atlas, tel. 03-6272796.

                                            BY ORDER OF THE BOARD OF DIRECTORS

                                                         N. ATLAS
                                                     GENERAL SECRETARY